UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE 19.3%

FOR SEPTEMBER 2007

Guadalajara, Jalisco, Mexico October 10, 2007 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“The Company” or “GAP”) today announced terminal passenger traffic figures for the month of September 2007 compared to traffic figures for September 2006.

During September 2007, total terminal passengers increased 19.3%, compared to September 2006, driven by domestic passenger traffic, which grew 24.2%, as well as a recovery in international terminal passenger traffic, which increased 7.9% compared to September 2006.

Compared to September 2006, domestic terminal passenger traffic in September 2007 registered a net increase of 229.8 thousand passengers, driven by growth in passenger traffic at all of the Company’s twelve airports. It is worth noting the passenger growth at the airports of Guadalajara, with 74.9 thousand passengers; Tijuana with 57.0 thousand passengers; Los Cabos with 27.9 thousand passengers; Puerto Vallarta with 15.6 thousand passengers; Hermosillo with 16.7 thousand passengers; Mexicali with 9.4 thousand passengers; for a total increase of 201.5 thousand domestic passengers at these airports. The increases continue to be largely attributable to the routes operated by low-cost carriers (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

International terminal passenger traffic registered a net increase of 31.8 thousand passengers, or 7.9%. It is worth noting the growth at the airports of Guadalajara with 12.8 thousand passengers; Los Cabos with 17.1 thousand passengers and La Paz with 2.0 thousand passengers.

Decreases in international passenger traffic at the airports of Aguascalientes, Bajio and Morelia were possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California.

It is important to mention that the increase in international traffic at the Guadalajara airport was also due to the Guadalajara – Panama route, operated by Copa, as well as a rebound in traffic on the routes to Chicago, Portland, San Francisco and Fresno.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

There has been a notable recovery in traffic at the Los Cabos and Puerto Vallarta airports, driven mainly from an improvement in hotel occupancy rates and an increased number of flights on existing routes.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of September 2007, the weekly schedule of flights operated by LCC’s decreased by 54 weekly segments compared to August 2007. As a result, GAP’s airports currently have a total of 907 segments, totaling 58 routes operated by LCC’s. The above mentioned decrease is considered normal due to adjustments made by the carriers in preparation for the low traffic season, as well as adjustments in routes and frequencies as the airlines seek to maximize profitability.

During September 2007, a total of 467.4 thousand passengers were transported by LCC’s, representing approximately 40% of domestic passenger traffic for this month.

2007 Outlook (Updated)

Based on these figures, we expect that total passenger traffic for the full year 2007 will increase approximately 13-15%; we expect domestic traffic will increase approximately 24-26% and we expect international traffic to decrease approximately 2.5-4%.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 10, 2007